EXHIBIT 8

                (Date of Closing)                ,         , 2006

Board of Directors

Port City Capital Bank

1508 Military Cutoff Road, Suite 100

Wilmington, North Carolina 28403

Board of Directors

Crescent Financial Corporation

Post Office Box 5809

Cary, North Carolina 27512

Gentlemen:

You have requested an opinion regarding certain federal and North Carolina income tax consequences resulting from the proposed transaction outlined below (the “Transaction”). In the Transaction, Crescent Financial Corporation (“Crescent”), a bank holding company, will create a new corporation under North Carolina law, New Sub, Inc. (“New Sub”). New Sub will merge with and into Port City Capital Bank (“PCCB”), a North Carolina chartered commercial bank, (the “Merger”) whereupon the separate existence of New Sub will cease. Each outstanding share of PCCB’s common stock will be converted into the right to receive a specified amount of cash and a number of shares of common stock of Crescent according to an exchange ratio specified in the Agreement and Plan of Merger by and between Crescent Financial Corporation and Port City Bank (the “Agreement”).

You have submitted for our consideration:

•	certain representations as to the proposed Transaction;

•	a copy of the Agreement , dated April 6, 2006 ; and,

•	a copy of the Form S-4 Registration Statement, filed with the Securities and Exchange Commission (“SEC”) on May 10, 2006. (the Agreement and the Form S-4

collectively being the “Documents”).

We have not reviewed any other legal documents necessary to effectuate the steps to be undertaken and we assume that all steps will be effectuated under state and federal law and will be consistent with the legal documentation and with the description of the steps in the Agreement. Any changes to the Agreement may adversely affect the analysis provided herein. No ruling has been or will be sought from the Internal Revenue Service as to the federal income tax consequences of the Merger.

FACTS

Crescent is a registered bank holding company organized, validly existing, and in good standing under the laws of the State of North Carolina and has requisite corporate power and authority to carry on its business as now being conducted. Crescent is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership of its assets makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, would not have a materially adverse effect on the businesses, properties, assets, financial condition or results of the operations of Crescent.

Crescent’s authorized capital stock consists of two classes. It has authorized 20,000,000 shares of Common Stock, $1.00 par value, of which 5,789,816 shares (adjusted for the effect of stock splits effected in the form of stock dividends in 2006, 2005, 2004, 2003 and 2002) were issued and outstanding at March 31, 2006 (the “Crescent Stock”). It also has authorized 5,000,000 shares of Preferred stock none of which were issued and outstanding at March 31, 2006. Crescent State Bank, a North Carolina corporation, is a wholly-owned bank subsidiary of Crescent. Crescent also owns 100% of the issued and outstanding common securities of Crescent Financial Capital Trust I, a special purpose entity organized as a statutory trust under the laws of the State of Delaware and formed to allow Crescent to issue trust preferred securities. Other than options to purchase shares of Crescent Stock pursuant to the Employee Stock Option Plan or the Director Stock Option Plan, Crescent has no other outstanding class of capital stock. Each outstanding share of Crescent Stock has been duly authorized and validly issued, is fully paid and nonassessable, has been issued in compliance with applicable federal and state securities laws and has not been issued in violation of the preemptive rights of any shareholder. Other than the Option Plans and trust preferred securities disclosed above, Crescent does not have any outstanding (i) securities or other obligations (including debentures or other debt instruments) which are convertible into shares of Crescent Stock or any other securities of Crescent, (ii) options, warrants, rights, calls or other commitments of any nature which entitle any person to receive or acquire any shares of Crescent Stock or any other securities of Crescent, or (iii) plan, agreement, or other arrangement pursuant to which shares of Crescent Stock or any other securities of Crescent, or options, warrants, rights, calls or other commitments of any nature pertaining thereto, have been or may be issued. The shares of Crescent Stock issued to PCCB’s shareholders pursuant to the Agreement, when issued as described herein, will be duly authorized, validly issued, fully paid and nonassessable, and will be issued in compliance with applicable federal and state securities laws.

PCCB is a commercial bank organized, validly existing, and in good standing under the laws of the State of North Carolina and has requisite corporate power and authority to carry on its business as now being conducted. PCCB is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership of its assets makes such qualifications or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, would not have a materially adverse effect on the businesses, properties, assets, financial condition or results of the operations of PCCB.

PCCB’s authorized capital stock consists of two classes. It has authorized 10,000,000 shares of Common Stock, $5.00 par value per share, of which 1,074,380 shares were issued and outstanding at March 31, 2006 (the “PCCB Stock”). It also has authorized 1,000,000 shares of Preferred Stock none of which were issued and outstanding at March 31, 2006. As of March 31,

2006, other than options to purchase shares of PCCB Stock pursuant to the PCCB Option Plan, PCCB has no other outstanding class of capital stock. Each outstanding share of PCCB Stock has been duly authorized and validly issued, is fully paid and nonassessable except to the extent set forth in N.C. Gen. Stat. 53-42, has been issued in compliance with applicable federal and state securities laws or an exemption therefrom, and has not been issued in violation of the preemptive rights of any shareholder. Other than the PCCB Option Plan, PCCB does not have any outstanding (i) securities or other obligations (including debentures or other debt instruments) which are convertible into shares of PCCB Stock or any other securities of PCCB, (ii) options, warrants, rights, calls or other commitments of any nature which entitle any person to receive or acquire shares of PCCB Stock or any other securities of PCCB, or (iii) plan, agreement or other arrangement pursuant to which shares of PCCB Stock or any other securities of PCCB or options, warrants, rights, calls or other commitments of any nature pertaining thereto, have been or may be issued.

For valid corporate business purposes based upon representations of Crescent and PCCB management, pursuant to the Agreement and on the Effective Time (as that term is defined in the Agreement), New Sub will merge with and into PCCB, with PCCB as the surviving entity. In the Merger, the Agreement provides that each outstanding share of PCCB Stock (except for shares held, other than in a fiduciary capacity or as a result of debts previously contracted, by PCCB, Crescent or any Crescent subsidiary) shall cease to represent any interest (equity, shareholder or otherwise) in PCCB and shall automatically be converted exclusively into the right to receive $3.30 in cash, without interest, and a number of shares of Crescent Stock equal to the product of the Exchange Ratio and 0.9. For purposes of the Agreement, the “Exchange Ratio” shall be equal to the quotient of $33.00 divided by the Average Pre-Execution Price of Crescent Stock. For purposes of the Agreement, “Average Pre-Execution Price of Crescent stock” shall mean the average of the closing prices of shares of Crescent Stock as reported on the Nasdaq Stock Market, Inc. National Market System (“NASDAQ”) as reported by The Wall Street Journal (or, if not reported thereby, any other authoritative source selected by Crescent) for the ten (10) consecutive full trading days immediately preceding April 6, 2006, the date of the Agreement, calculated to the nearest one-hundredth and the Exchange Ratio shall be calculated to the nearest ten-thousandth. That average price per share divided into $33.00 per share resulted in an Exchange Ratio of 2.5133 shares of Crescent Stock for each share of PCCB Stock. However, since ten percent (10%) of the exchange is in cash, the stock portion of the exchange is ninety percent (90%) of the Exchange Ratio or 2.2620, which gives effect to the 23-20 stock split in the form of a 15% stock dividend to be distributed on May 31, 2006 to Crescent shareholders of record as of May 18, 2006

The amount of cash into which shares of PCCB Stock shall be converted pursuant to this Agreement is sometimes hereinafter referred to as “Cash Consideration,” and the number of shares of Crescent Stock into which shares of PCCB Stock shall be converted pursuant to this Agreement is sometimes hereinafter referred to as “Stock Consideration.” The Cash Consideration and Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”

The Exchange Ratio is subject to possible adjustment only for anti-dilutive provisions as provided in the Agreement. In the event Crescent changes the number of shares of Crescent Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, combination, exchange of shares, or similar transaction with respect to such stock and the record date therefore (in the case of a stock dividend) or the effective date thereof (in the case of a stock split, recapitalization, combination, exchange of shares, or similar transaction for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be appropriately adjusted to reflect such change.

No fractional shares of Crescent Stock will be issued in connection with the Merger. Instead, each PCCB shareholder who would otherwise be entitled to receive a fraction of a share of Crescent Stock shall receive cash (without interest) in an amount equal to the fraction of a share of Crescent Stock that otherwise would be received in the Merger, multiplied by the market value of one share of Crescent Stock on NASDAQ on the last trading day preceding the Effective Time. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

Under Article 13 of the North Carolina Business Corporation Act, PCCB shareholders will have dissenter’s rights in connection with the Merger. Shareholders who properly exercise their dissenter’s rights will be entitled to receive a cash payment for the appraised value of their shares from PCCB in accordance with Sections 55-13-01 et seq. of the North Carolina General Statutes. Dissenting shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights to appraisal of such shares under N.C. Gen. Stat. 55-13-01 et seq. shall thereupon be deemed to have converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the appropriate Merger Consideration upon surrender in the manner provided for in the exchange of shares in the Agreement.

The Merger has been approved by the Boards of Directors of PCCB and Crescent and is subject to the receipt of regulatory approval from appropriate parties, including the Board of Governors of the Federal Reserve System. Additionally, the Merger is also subject to the approval of the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks.

REPRESENTATIONS WTH RESPECT TO THE MERGER

In addition to the foregoing statement of facts, the following representations have been made by Crescent and/or PCCB, as applicable, in connection with the Merger. The representations will be relied upon in rendering the opinion contained herein.

a)	The facts relating to the Merger, pursuant to the Agreement, as described in the Agreement are accurate, true, correct and complete in all material respects. The copy of the Agreement provided to us is accurate. The Merger will be consummated in accordance with the Agreement.

b)	The laws of any state other than North Carolina are not applicable to the Merger.

c)	Crescent and PCCB are each treated as a corporation under the laws of the State of North Carolina.

d)	The fair market value of the Crescent Stock and other consideration received by each PCCB shareholder will be approximately equal to the fair market value of the PCCB Stock surrendered in the Merger.

e)	Neither Crescent, PCCB, nor any subsidiary or related person has any plan or intention to reacquire any of the Crescent shares issued in the Merger or to acquire any share of PCCB prior to the Merger.

For purposes of this representation, two persons are “related” if the persons are corporations and either immediately before or immediately after a transaction are members of the same “affiliated group.” “Affiliated group” for these purposes generally means two or more corporations currently linked or which pursuant to a plan will be linked with a common parent company through ownership changes comprising at least 80 percent of the voting power of each corporation and 80 percent of the value of each corporation’s shares. In addition, “related person” includes two or more corporations for whom a purchase of the stock of one corporation by another corporation would be treated as a distribution in redemption of the stock of the first corporation. This treatment as a distribution in redemption occurs (a) when a person holding any amount of shares in a parent corporation or, (b) when a person in control of each of two corporations sells shares of one controlled corporation to the other corporation. For these purposes, “control” means the ownership of shares possessing at least 50 percent of the value (or vote) of all classes of shares. Ownership of shares is determined with reference to constructive ownership provisions which attribute ownership between corporations and their five-percent or more shareholders, partnerships and their partner, and trusts and their beneficiaries, and between certain members of a family. In the case of an acquisition by a partnership. each partner shall be treated as owning or acquiring any stock owned or or acquired, as the case may be, by the partnership in accordance with that partner’s interest in the partnership.

f)	Following the Merger, PCCB will hold at least ninety percent (90%) of the fair market value of its net assets and at least seventy percent (70%) of the fair market value of its gross assets and at least ninety percent (90%) of the fair market value of New Sub’s net assets and at least seventy percent (70%) of the fair market value of New Sub’s gross assets held immediately prior to the Merger. For purposes of this representation, amounts paid by PCCB or New Sub to dissenters, amounts paid by PCCB or New Sub to PCCB shareholders who receive cash or other property, amounts used by PCCB or New Sub to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by PCCB will be included as assets of PCCB or New Sub, respectively, immediately prior to the Merger.

g)	Prior to the Merger, Crescent will be in control of New Sub within the meaning of Section 368(c) of the Internal Revenue Code. (Unless otherwise stated, all “Section” and “Treas. Reg.” references herein are to the Internal Revenue Code of 1986, as amended, and the regulations thereunder.)

h)	PCCB has no plan or intention to issue additional shares of its stock that would result in Crescent losing control of PCCB within the meaning of Section 368(c) of the Internal Revenue Code.

i)	Crescent has no plan or intention to liquidate PCCB; to merge PCCB with or into another corporation; to sell or otherwise dispose of the PCCB Stock except for transfers of stock to corporations controlled by Crescent; or to cause PCCB to sell or otherwise dispose of any of its assets or any of the assets acquired from New Sub, except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled by PCCB.

j)	The liabilities, if any exist, of New Sub assumed by PCCB and the liabilities to which the transferred assets, if any exist, of New Sub are subject were incurred by New Sub in the ordinary course of its business.

k)	Following the Merger, PCCB will continue its historic business or use a significant portion of its historic business assets in a business.

l)	Crescent, New Sub, PCCB, and the shareholders of PCCB will pay their respective expenses, if any, incurred in connection with the Merger.

m)	There is no intercorporate indebtedness existing between Crescent and PCCB or between New Sub and PCCB that was issued, acquired, or will be settled at a discount.

n)	In the Merger, shares of PCCB Stock representing control of PCCB, as defined in Section 368(c) of the Code, will be exchanged solely for voting stock of Crescent. For purposes of this representation, shares of PCCB Stock exchanged for cash or other property originating with Crescent will be treated as outstanding PCCB Stock on the date of the Merger.

o)	At the time of the Merger, PCCB will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in PCCB that, if exercised or converted, would affect Crescent’s acquisition or retention of control of PCCB, as defined in Section 368(c) of the Internal Revenue Code.

p)	Crescent does not own, nor has it owned during the past five years, any shares of PCCB Stock.

q)	No two parties to the Transaction are investment companies as defined in Section 368(a)(2)(F)(iii) and (iv) of the Internal Revenue Code.

r)	On the date of the Merger, the fair market value of the assets of PCCB will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject.

s)	PCCB is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Internal Revenue Code.

t)

None of the compensation received by any shareholder-employees of PCCB will be separate consideration for, or allocable to, any of their shares of PCCB Stock; none of the shares of Crescent Stock received by any shareholder-employees of PCCB will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees of PCCB will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services.

u)	The distribution of cash proceeds to PCCB shareholders in lieu of fractional shares of Crescent will be made solely for the purpose of avoiding the expense and inconvenience to Crescent of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid in the Merger to PCCB shareholders instead of issuing fractional shares of Crescent will not exceed one percent of the total consideration that will be issued in the Merger to PCCB shareholders in exchange for their shares of PCCB Stock. The fractional share interest of each PCCB shareholder will be aggregated, and no PCCB shareholder will receive cash in an amount equal to or greater than the value of one full share of Crescent Stock.

v)	The Merger will qualify as a statutory merger under North Carolina law.

OPINIONS

Based solely on the Documents, the above Facts, Representations with respect to the Merger, and subject to the limitations set forth under the heading below, Scope of the Opinions, it is the opinion that:

Federal Income Tax Consequences:

1)	Provided that the merger of New Sub with and into PCCB qualifies as a statutory merger under applicable law and after the Merger, PCCB will hold substantially all of its assets and the assets of New Sub, and in the Merger, the shareholders of PCCB exchange an amount of PCCB stock constituting control of PCCB (within the meaning of 368(c) of the Code) solely for Crescent Stock, then the Merger should constitute a tax free reorganization within the meaning of Section 368(a). For purposes of this opinion, “substantially all” means at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets of New Sub and PCCB.

2)	PCCB, Crescent and New Sub should each be parties to the reorganization within the meaning Section 368(b).

3)	No gain or loss should be recognized to New Sub on the transfer of its assets to PCCB. Section 361(a).

4)	No gain or loss should be recognized by PCCB upon the receipt of the assets of New Sub in exchange for PCCB Stock. Section 1032(a); Treas. Reg. Section 1.1032-1.

5)	The basis of the assets of New Sub acquired by PCCB should be the same in the hands of PCCB as the basis of such assets in the hands of New Sub immediately prior to the Merger. Section 362(b).

6)	The holding period of the assets of New Sub in the hands of PCCB should, in each instance, include the period during which the assets were held by New Sub. Section 1223(2).

7)	No gain or loss should be recognized by Crescent upon the receipt of PCCB Stock in exchange for Crescent Stock. Section 354(a)(1).

8)	No gain or loss should be recognized to the PCCB shareholders upon the exchange of PCCB stock solely for Crescent Stock. Section 354(a)(1).

9)	Gain, if any, should be recognized by PCCB shareholders who receive Crescent Stock and cash in exchange for their PCCB Stock pursuant to the merger. Such gain should be limited to an amount not in excess of the amount of cash received. Section 356(a). If the exchange has the effect of the distribution of a dividend (determined with the application of Section 318(a)), then the amount of gain recognized that is not in excess of the shareholder’s ratable amount of undistributed earnings and profits should be treated as a dividend, but the excess, if any, should continue to be treated as gain from the exchange of property. Section 356(a)(2). The determination of whether the exchange has the effect of the distribution of a dividend should be made on a shareholder-by-shareholder basis in accordance with the principles set forth in Commissioner v. Clark, 489 U.S. 726 (1989). Rev. Rul. 93-61, 1993-2 C.B. 118. Loss, if any, should not be recognized by PCCB shareholders who receive Crescent Stock and cash in exchange for their PCCB Stock pursuant to the Merger. Section 356(c).

10)	The basis of the Crescent Stock received by the shareholders of PCCB should be the same as the basis of the PCCB Stock surrendered in the exchange therefor, decreased by the amount of money received and increased by the amount of any gain recognized. Section 358(a)(1).

11)	The holding period of a share of Crescent Stock received by a shareholder of PCCB should include the shareholder’s holding period of the PCCB Stock surrendered in exchange therefore, provided that the PCCB Stock was held as a capital asset in the hands of the shareholder of PCCB on the date of the Merger . Section 1223(1)

12)	PCCB shareholders who receive solely cash by exercising their dissenters’ rights should be treated as having received the cash as a distribution in redemption of their PCCB Stock. If, as a result of such distribution, the shareholder owns no beneficial interest in Crescent either directly or through the application of the constructive ownership rules of Section 318(a) of the Code, the redemption should be a complete termination of interest within the meaning of Section 302(b)(3) of the Code and such cash should be treated as a distribution in full payment for the shareholder’s PCCB Stock, as provided in Section 302(a) of the Code.

13)	The payment of cash in lieu of fractional share interests of Crescent Stock should be treated as if the fractional share interests of Crescent Stock were distributed as part of the Merger to the PCCB shareholder and then redeemed by Crescent. The cash payments should be treated as having been received as distributions in full payment for the fractional share interests redeemed as provided in Section 302(a). Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41, 1977-2 C.B. 574.

North Carolina Income Tax Consequences:

It is our opinion that the State of North Carolina for income tax purposes should treat the Merger in the same manner as treated by the Internal Revenue Service for federal income tax purposes. N.C.Gen. Stat. §§.105-130.2, 105-130.3, 105-130.5, 105-134.1, 105-134.2, 105-134.5, 105-134.6, and 105-134.7.

N.C. Gen. Stat. 105-130.3 imposes an income tax on the “state net income” of every corporation doing business in the state. “State net income” is defined at N.C. Gen. Stat. 105-130.2(5c) as “federal taxable income as determined under the Code, adjusted as provided in N.C. Gen. Stat. 105-130.5, and in the case of a corporation that has income from business activity that is taxable both within and without this state, allocated and apportioned to this state as provided in N.C. Gen. Stat. 105-130.4” There are no adjustments at N.C. Gen. Stat. 105-130.5 that alter the non-recognition provisions of the Internal Revenue Code. Accordingly, so long as no gain or loss is recognized upon the Merger for federal income tax purposes, no gain or loss should be recognized for North Carolina income tax purposes.

SCOPE OF THE OPINIONS

The opinions contained herein are based upon the facts and representations set forth in this letter, as well as the information contained in the Documents. You represented to us that you have provided us with all facts and circumstances that you know or have reason to know are pertinent to this opinion letter. If any of these facts, assumptions or representations is not entirely complete or accurate, it is imperative that we be informed immediately in writing because the incompleteness or inaccuracy could cause us to change our opinions.

Pursuant to IRS rules, the advice in this opinion letter constitutes a limited scope opinion. Additional issues may exist that could affect the federal and state treatment of the Transaction or matter that is subject to this opinion and this opinion does not consider or provide a conclusion with respect to any additional issues. Our advice in this opinion letter is expressly limited to the conclusions specifically set forth herein under the heading OPINIONS. No opinion is expressed with respect to any other federal, state, local, or foreign tax, or other taxes, including but not limited to sales and use taxes, federal excise taxes, payroll taxes, trust fund taxes, property taxes or premium taxes or legal aspect of the Transaction described herein. Our opinions are given solely for your benefit and reliance in connection with the Merger. No other person or entity shall be entitled to rely on our opinions, and you shall not be entitled to rely on our opinions for any other purpose. No inference should be drawn on any matter not specifically opined on above. This opinion was not intended or written to be used, and cannot be used by a client, any other person, or any entity for the purpose of avoiding penalties under the Internal Revenue Code.

In rendering our opinions, we are relying upon the relevant provisions of the Internal Revenue Code of 1986, as amended, the North Carolina Code, the regulations thereunder, and judicial and administrative interpretations thereof, all as in effect on the date of this letter. These authorities are subject to change or modification retroactively and/or prospectively and any such changes could affect the validity or correctness of our opinion. We will not update our advice for subsequent changes or modifications to the law and regulations or to the judicial and administrative interpretations thereof, unless you separately engage us to do so in writing after such subsequent change or modification. These opinions are not binding on the Internal Revenue Service, any other tax authority, or any court, and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court.

Sincerely,